N E W S R E L E A S E

October 17, 2016

Nevsun Reports 6.4% Copper and 3.2 g/t Gold Over 248 Metres at Timok

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (Nevsun and its subsidiaries are collectively referred to as “Nevsun” or the “Company”) is pleased to announce new assay results from drilling of the Upper Zone at the Company’s Timok copper-gold project (“Timok Project”) which was part of the 2015 mineral resource up-grade program.

HIGHLIGHTS

  Drilling continues to confirm continuity and the high-grade nature of the Upper Zone
  New massive and semi-massive sulphide intersections include:
    TC150099:  248.0m @ 6.37% Cu, 3.19g/t Au, including 87.0m @ 11.95% Cu, 5.35g/t Au
    TC150078:  300.0m @ 5.50% Cu, 3.32g/t Au, including 40.0m @ 18.83% Cu, 10.61g/t Au
    TC150105:  220.0m @ 3.12% Cu, 3.83g/t Au, including 42.0m @ 11.11% Cu, 16.70g/t Au
    TC150094:  188.0m @ 4.03% Cu, 4.24g/t Au, including 27.0m @ 12.21% Cu, 15.26g/t Au
  Vertical holes designed to intersect the high grade upper portion of the mineralization at near perpendicular orientation
  Additional 30,000m of drilling in progress to further improve confidence in the resource

Nevsun CEO Cliff Davis commented, “The assays reported today continue to demonstrate the high grade nature of the Timok mineralization.  These holes were drilled prior to the Company acquiring its interest in the Timok Project and were recently assayed after the ownership changed.  In addition to the 30,000 metres of ongoing drilling, the results from these holes will be included in the model used to generate a new resource for the pre-feasibility study due in September 2017.”

TIMOK PROJECT

The Timok Project is located in eastern Serbia near the Bor mining and smelting complex. The Project is focussed on the Cukaru Peki (“Timok”) deposit which includes the high grade Upper Zone (characterized by massive and semi-massive sulphide mineralization) and the Lower Zone (characterized by porphyry-style mineralization).  The Upper Zone has an extremely high copper and gold content consisting of 1.7 million tonnes of indicated resource grading 13.5% copper and 10.4 g/t gold and 35.0 million tonnes of inferred resource grading 2.9% copper and 1.7 g/t gold.

A Preliminary Economic Assessment (“PEA”) on the Upper Zone was completed by the prior owner in March, 2016, without having the assay results in this news release included in the assessment.  Using a 1.0% copper cut-off grade, the PEA indicated an after-tax NPV8 of US$1.63 billion and after-tax IRR of 106%, using US$3.00 per pound copper and US$1,200 per ounce gold (refer to the Company’s Information Circular dated May 18, 2016 for PEA details).

Quality Assurance

Drill core samples were collected in accordance with protocols that are compatible with accepted industry procedures and best practice. The Company conducts its own analysis of QAQC generated by the systematic inclusion of certified reference materials, blank samples and duplicate samples. The analytical results from the quality control samples have been evaluated and have been demonstrated to conform to best practice standards.

Mr. Peter Manojlovic, P.Geo., Nevsun’s VP Exploration, is a Qualified Person as defined by NI 43-101.  Mr. Manojlovic has reviewed the technical content of this press release and approved its dissemination.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has nine years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet, no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and the newly acquired Serbian assets that include the high-grade copper-gold Timok Project.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, ”hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) Upper Zone Deposit preliminary economic assessment is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; and other risks are more fully described in the Company’s Management Information Circular dated May 18, 2016, and the Company’s Annual Information Form for the fiscal year ended December 31, 2015, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com

2015 Timok Upper Zone Drilling Results

HOLE ID	From	To	Length (m)	Cu %	Au g/t
TC150078	445.0	745.0	300.0	5.50	3.32
includes	449.0	489.0	40.0	18.83	10.61
TC150091	503.0	759.0	256.0	2.93	2.48
TC150093	516.0	873.0	357.0	1.83	0.59
TC150094	440.0	628.0	188.0	4.03	4.24
includes	460.0	487.0	27.0	12.21	15.26
TC150095	474.0	842.0	368.0	2.19	0.95
TC150096	444.0	846.0	402.0	2.99	1.39
TC150099	448.0	696.0	248.0	6.37	3.19
including	448.0	535.0	87.0	11.95	5.35
TC150105	442.0	662.0	220.0	3.12	3.83
including	442.0	484.0	42.0	11.11	16.70
TC150106	463.0	653.0	190.0	0.50	0.74
TC150108	437.0	694.0	257.0	4.02	2.66

Holes are drilled vertically and approximately perpendicular to the high grade top of the zone

Figure 1. Timok Project Location Map

Figure 2. Timok Section 4875685N

300 m
500 m
700 m
900 m
FMTC1344
FMTC1346
TC150099
TC160121
TC140057
Surface
400 m
200 m
0 m
-200 m
-400 m
248.2 m @ 6.73% Cu, 3.19 g/t Au
Incl. 87.0 m @ 11.95% Cu, 5.35 g/t Au
217.0 m @ 5.56% Cu, 4.62 g/t Au
TC150074
TC150067
22.0 m @ 2.98% Cu, 6.44 g/t Au
285.0 m @ 2.95% Cu, 2.09 g/t Au
23.0 m @ 2.60% Cu, 8.62 g/t Au
TC150099
TC160121
TC140057
TC150067A
TC150067
252.0 m @ 3.01% Cu, 2.02 g/t Au
Legend
Lithology
Overburden
Miocene sediments
Upper Cretaceous "Bor" conglomerate
Upper Cretaceous marl
Intermediate breccia
Massive sulphide
Semi-massive sulphide
Upper andesite
Lower andesite
Significant Assays
2016
Pre- 2016
Cu Histograms (black)
1 cm = 40% at 1:5,000 scale
0 50 100 150 200
Meters
NEVSUN RESOURCES LTD.
Cukaru Peki, Serbia
VERTICAL SECTION
4875685 N ± 12.5 m
(Looking 340°)
12-Oct-2016

Figure 3. Timok Section 4875709N

300 m
500 m
700 m
900 m
400 m
200 m
0 m
-200 m
-400 m
Surface
TC160113
TC160120
TC140053
TC150091
TC150078
TC150070
TC150094
TC150074
TC150094
188.0 m @ 4.03% Cu, 4.24 g/t Au
Incl. 27.0 m @ 12.21% Cu, 15.26 g/t Au
TC150078
300.0 m @ 5.50% Cu, 3.32 g/t Au
Incl. 40.0 m @ 18.83% Cu, 10.61 g/t Au
196.0 m @ 4.26% Cu, 2.47 g/t Au
213.0 m @ 4.68% Cu, 1.96 g/t Au
FMTC1345
TC150091
256.0 m @ 2.93% Cu, 2.48 g/t Au
TC150070
TC140053
TC160113
TC160120
TC150094
TC150108
TC150091
FMTC1345
TC150108
257.0 m @
4.02% Cu, 2.66 g/t Au
(partially on section
4875732N)
0 50 100 150 200
Meters
Legend
Lithology
Overburden
Miocene sediments
Upper Cretaceous "Bor" conglomerate
Upper Cretaceous marl
Intermediate breccia
Massive sulphide
Semi-massive sulphide
Upper andesite
Lower andesite
Significant Assays
2016
Pre- 2016
Cu Histograms (black)
1 cm = 40% at 1:5,000 scale
NEVSUN RESOURCES LTD.
Cukaru Peki, Serbia
VERTICAL SECTION
4875709 N ± 12.5 m
(Looking 340°)
12-Oct-2016

Figure 4. Timok Section 4875732N

FMTC1338
FMTC1341
FMTC1345
FMTC1347
300 m
500 m
700 m
900 m
TC150077
TC160122
TC150062
FMTC1223
TC150108
TC150090
TC150090A
FMTC1330
FMTX1224
Surface
400 m
200 m
0 m
-200 m
-400 m
TC150108
257.0 m @ 4.02% Cu, 2.66 g/t Au
(partially on section 4875709N)
271.0 m @ 3.48% Cu, 1.60 g/t Au
258.0 m @ 3.12% Cu, 1.34 g/t Au
126.0 m @ 8.66% Cu, 9.42 g/t Au
154.7 m @ 6.20% Cu, 3.13 g/t Au
FMTC1345
FMTC1341
TC160117
FMTC1338
TC150070
TC150090A
126.0 m @ 8.66% Cu, 9.42 g/t Au
Legend
Lithology
Overburden
Miocene sediments
Upper Cretaceous "Bor" conglomerate
Upper Cretaceous marl
Intermediate breccia
Massive sulphide
Semi-massive sulphide
Upper andesite
Lower andesite
Significant Assays
2016
Pre- 2016
Cu Histograms (black)
1 cm = 40% at 1:5,000 scale
0 50 100 150 200
Meters
FMTC1330
FMTX1224
FMTC1223
NEVSUN RESOURCES LTD.
Cukaru Peki, Serbia
VERTICAL SECTION
4875732 N ± 12.5 m
(Looking 340°)
12-Oct-2016

Figure 5. Timok Section 4875756N

300 m
500 m
700 m
900 m
TC160117
TC150095
TC150105
TC150096
TC150106
TC140055
Surface
400 m
200 m
0 m
-200 m
-400 m
TC150105
220.0 m @ 3.12% Cu, 3.83 g/t Au
Incl. 42.0m @ 11.11% Cu, 16.70 g/t Au
TC150106
190.0 m @ 0.50% Cu, 0.74 g/t Au
TC150096
401.9 m @ 2.99% Cu, 1.39 g/t Au
290.0 m @ 3.47% Cu, 1.97 g/t Au
189.0 m @ 0.50% Cu, 0.66 g/t Au
TC150095
368.0 m @ 2.19% Cu, 0.95 g/t Au
(partially on section 4875779N)
TC150095
TC150105
TC140055
TC160122
TC150096
TC150062
FMTC1348
0 50 100 150 200
Meters
Legend
Lithology
Overburden
Miocene sediments
Upper Cretaceous "Bor" conglomerate
Upper Cretaceous marl
Intermediate breccia
Massive sulphide
Semi-massive sulphide
Upper andesite
Lower andesite
Significant Assays
2016
Pre- 2016
Cu Histograms (black)
1 cm = 40% at 1:5,000 scale
NEVSUN RESOURCES LTD.
Cukaru Peki, Serbia
VERTICAL SECTION
4875756N ± 12.5 m
(Looking 340°)
12-Oct-2016

Figure 6.  Timok Section 4875779N

300 m
500 m
700 m
900 m
TC150065
TC140068
TC150093
TC150079
Surface
400 m
200 m
0 m
-200 m
-400 m
351.2 m @ 2.79% Cu, 1.17 g/t Au
TC130051
TC140052
TC150093
357.0 m @ 1.83% Cu, 0.59 g/t Au
326.0 m @ 2.81% Cu, 1.62 g/t Au
TC150095
368.0 m @ 2.19% Cu, 0.95 g/t Au
(partially on section 4875756N)
FMTC
1348
TC150079
TC150065
TC150068
TC150095
TC150093
Legend
Lithology
Overburden
Miocene sediments
Upper Cretaceous "Bor" conglomerate
Upper Cretaceous marl
Intermediate breccia
Massive sulphide
Semi-massive sulphide
Upper andesite
Lower andesite
Significant Assays
2016
Pre- 2016
Cu Histograms (black)
1 cm = 40% at 1:5,000 scale
0 50 100 150 200
Meters
NEVSUN RESOURCES LTD.
Cukaru Peki, Serbia
VERTICAL SECTION
4875779N ± 12.5 m
(Looking 340°)
12-Oct-2016

2015 - Drill Collar Locations